FOR IMMEDIATE RELEASE

        NEWS RELEASE

CANALASKA ACQUIRES CLUFF LAKE URANIUM PROJECT

Vancouver, Canada, November 27th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce the acquisition of the Cluff Lake project data and mineral claims (“Project”), located in the Western Athabasca Basin, from Hawk Uranium Inc. (TSX.V – HUI) (“Hawk”).

CanAlaska will purchase 100% of the project from Hawk for 1,250,000 Company shares and a cash payment of Cdn$62,500, subject to the approval of the TSX Venture Exchange.  Hawk will retain a 2.5% Net Smelter Return (NSR), 2% of which will be purchasable by CanAlaska for payments of Cdn$2.0 million.

N
Outer Rim
Inner Rim
Outer Rim
Harrison River
Dominique-Janine
Claude
Dominique
Cluff Lake Mine Site
Peter
OP
Cluff Lake
Douglas River
Douglas River
Collete Deposit
Kianna Deposit
Anne Deposit
Carswell Project Map Area
Athabasca Basin
Legend
Uranium Showings
Uranium Deposit
Past Producing Uranium Mine
Carswell Claims
CanAlaska (Hawk Purchase)
UEX/Areva Claims
Other Mineral Dispositions
Carswell Structure
Lakes
Rivers
Roads
0 2 4 8 12
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Property Location
DATUM: UTM NAD 83. Zone 13
Scale: 1: 275 000
Date: Nov 25, 2009
Drawn by: TMS

The Cluff Lake claims will be added to those of the Company’s existing Carswell project.  These claims are situated immediately west of the past-producing uranium mine and processing facilities at Cluff Lake, which had produced in excess of 62 million lbs U3O8 over 22 years prior to its closure in 2000.   They are also located 11 km NW of the Shea Creek Project, an advanced-stage uranium exploration project presently being developed by UEX/AREVA in the same area.  Recent announcements by UEX/AREVA have detailed the high-grade uranium mineralization being discovered at the Shea Creek project, and the extensive work programs planned for the project in the coming year.  Statements by UEX/AREVA have previously described a world-class uranium mineralizing system associated with the Saskatoon Lake graphitic basement conductor, and a large, long-lived mining operation for the project, with underground development in the preliminary stages.

Over the past year, all of the Project area has been flown using VTEM airborne geophysics technology.   The VTEM airborne surveys allow detailed evaluation of magnetic and conductive features, and the associated structural dislocation caused by faulting, to depths greater than was possible during the previous exploration and development of the Cluff Lake mine.  These current surveys have provided to CanAlaska evidence of structural breaks and possible mineralization zones.

With the consolidation of the Project mineral claims, CanAlaska will now carry out the next stages of exploration at the Carswell project with the aim of a new discovery, and the potential of forming joint venture partnerships with strategic partners.  Dr. Karl Schimann, V.P. Exploration, noted that “the Cluff Lake area has a long history of uranium production, but there was limited evaluation of the surrounding project areas due to limitations in technology and budgets.  The Shea Creek discovery is an excellent example of modern exploration following-up on prospective areas in the vicinity of the past-producing uranium mines, and the rapid discovery of extensive new mineral resources.  It is truly worthwhile looking for new mineral deposits within the shadow of historical mineral deposits and their head frames.”

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resources Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Endnotes

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

News Release

November 27th, 2009